

May 31, 2011

<u>Via E-mail to Ken Owen</u>

Carlin G. Conner
Chief Executive Officer
OTPL GP, LLC
15631 Jacintoport Boulevard
Houston, Texas 77015

> **Re:**   **Oiltanking Partners, L.P.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 12, 2011**
> **File No. 333-173199**

Dear Mr. Conner:

We have reviewed your amendment and your letter dated May 11, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   We note your response to comments one, two and 14 in our letter dated April 29, 2011. We will need sufficient time to consider the impact of the missing information on your offering and your disclosure regarding your cash distributions.

Executive Officer Compensation, page 115

2.   We note your response to comment 22 in our letter dated April 29, 2011. Your disclosure indicates that your "general partner will manage [your] operations and activities on [your] behalf through <u>its</u> (emphasis added) officers and directors." However, your response indicates that your executive officers will be employed by Oiltanking North America, LLC. Revise your disclosure to make that clear in the prospectus. We note that these

individuals will spend approximately 75% of their time on your operations. We will complete our consideration of your responses to comments 22 and 25 in our letter dated April 29, 2011 after we have reviewed the Services Agreement which you have not yet filed as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alexandra M. Ledbetter at (202) 551-3317 or me at (202) 551-3740 with any questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director